Filed by Freenome Holdings, Inc.
Pursuant to Rule 425
under the Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Perceptive Capital Solutions Corp
(Commission File No. 001- 42126)

The following press release was issued by Freenome Holdings, Inc. on July 9, 2026:

Freenome Reports Top-Line Readout of Updated
SimpleScreen™ CRC Colorectal Cancer Screening Blood Test
Met All Primary and Secondary Endpoints

– Updated test version achieved significant performance improvement in detecting advanced precancerous lesions, including those with high-grade dysplasia –

– Modeling projects the improvements would translate to 1,582 additional life-years gained (7.7%), 426 fewer CRC cases (9.5%) and 143 fewer CRC deaths (9.5%) per 100,000 individuals screened, compared to the first-generation test –

Brisbane, CA (July 9, 2026) — Freenome, an early cancer detection company developing blood-based screening tests, today announced favorable results from its pivotal clinical validation study assessing the performance of assay and algorithm improvements for its updated version of the SimpleScreen™ CRC blood-based colorectal cancer (CRC) screening test.

The study successfully met its primary and secondary endpoints. The updated test showed 18.2% sensitivity for detecting advanced precancerous lesions (APLs), 41.9% sensitivity for APLs with high-grade dysplasia (HGD), and 80.4% sensitivity for detecting CRC, including 52% of Stage I cases (Stage I (T1) 39.9% and Stage I (T2) 81.2%), 100% of Stage II, 97.3% of Stage III and 100% of Stage IV. The results were adjusted to the age and sex distribution of the U.S. Census to better reflect the intended use population, and specificity for no findings on colonoscopy was 90%.

CRC remains the second-leading cause of cancer-related death in the United States, yet more than 50 million eligible adults are not up to date on recommended screening. Blood-based screening tests have the potential to reach people who might otherwise remain unscreened.

The clinical validation of the updated SimpleScreen CRC test includes blinded, previously unevaluated samples from participants who enrolled in PREEMPT CRC1 -- a prospective, registrational study -- as well as previously tested samples. Conducted at more than 200 sites, the PREEMPT CRC study enrolled 48,995 asymptomatic, average-risk adults between the ages of 45 and 85 scheduled to undergo a screening colonoscopy. The analysis included more than 85 individuals with CRC, 1,500 with APLs, and 150 with APLs with HGD.

Endpoint	Updated SimpleScreen CRC CV study[2] (US Census Weighted Endpoints)		SimpleScreen CRC in PREEMPT CRC study[1] (US Census Weighted Endpoints)
	N	Value (95% CI)	N	Value (95% CI)
Sensitivity for CRC (Primary)	89	80.4% (70.2%, 87.7%)	72	81.1% (71.3%, 88.1%)
Sensitivity for APL (Primary)	1570	18.2% (16.3%, 20.4%)	2567	13.7% (12.4%, 15.0%)
Sensitivity for HGD (APL 2.1) (Secondary)	157	41.9% (34.0%, 50.3%)	110	30.5% (22.7%, 39.5%)

Detecting APLs, particularly those with HGD, is important because these lesions are more likely to progress to CRC if left untreated. The sensitivity results for APL and APL with HGD demonstrated in this study are the highest reported to date for any non-invasive screening blood test in a prospective registrational pivotal clinical study.

“The sensitivity for APL and APL with HGD for the updated SimpleScreen CRC test is a marked improvement and gets us closer to matching the performance of certain stool-based CRC screening tests, with potentially higher adherence,” noted Aasma Shaukat, M.D., M.P.H., professor of medicine at NYU Grossman School of Medicine and a co-lead principal investigator on the PREEMPT CRC study.

With the improved detection of APLs and HGD, our published model3 suggests that the updated test would result in 7.7% more life-years gained, 9.5% more cases of cancer prevented, and 9.5% more cancer deaths prevented, compared to the first-generation CRC test version.4

“This study marks a major milestone in our mission to advance blood-based colorectal cancer screening,” said Aaron Elliott, Ph.D., CEO of Freenome. “The significant improvement in detecting precancerous lesions demonstrates the critical role our SimpleScreen CRC platform can play in early detection and prevention of colon cancer. With millions of eligible Americans still not getting screened, expanding access to accurate, non-invasive screening options that patients are more likely to complete has never been more important.”

Freenome submitted its Premarket Approval (PMA) application to the U.S. Food and Drug Administration (FDA) in August 2025 for the first-generation version of its SimpleScreen CRC test. The FDA is expected to complete its review in mid 2026. Freenome intends to submit a supplemental PMA to the FDA for the next-generation SimpleScreen CRC test.

In August 2025, Freenome and Abbott entered into a commercial collaboration agreement to bring SimpleScreen CRC to market. Upon FDA approval, SimpleScreen CRC will be exclusively commercialized and made available by Abbott. Freenome will be offering a multi-cancer product consisting of SimpleScreen CRC in combination with its SimpleScreen Lung laboratory-developed test solely to patients who are eligible for both screenings.

The commercial collaboration agreement included a milestone payment tied to the outcome of this study. That intended milestone payment will be set at $70 million, pending FDA approval of the next-generation test and the successful technology transfer of the product to Abbott. Freenome and Abbott are collaborating on a multi-year R&D program focused on improving assay performance.

“These results strengthen our confidence in the role blood-based colorectal cancer screening can play in expanding screening,” said Jake Orville, senior vice president of Abbott’s cancer diagnostics business. “Combined with Abbott’s preferred, guideline-supported screening option, we’re uniquely positioned to offer healthcare providers and patients a differentiated colorectal cancer screening portfolio built on innovation, performance and choice—with one goal in mind: helping more people get screened.”

While the foundational SimpleScreen CRC test will provide a robust, clinically validated screening option for patients, Freenome continues to advance its next-generation pipeline of single- and multi-cancer tests. Through its pioneering Personalized Cancer Detection approach to screening, Freenome will be matching blood-based screening tests to the cancers most relevant to individuals based on their health profile, while leveraging its multiomics platform to optimize test performance for additional validated indications.

About Freenome

Freenome is an early cancer detection company developing blood-based tests to detect cancer when it is most treatable. The company recognizes that no single technology can identify every cancer due to the disease’s inherent heterogeneity. Freenome’s approach combines a multiomics platform that analyzes multiple signals in the blood with artificial intelligence and machine learning to tune into cancer’s subtlest clues, even at the earliest stages of the disease.

References

1. Shaukat A, Burke CA, Chan AT, et al. Clinical Validation of a Circulating Tumor DNA-Based Blood Test to Screen for Colorectal Cancer. JAMA. Published online June 2, 2025. doi: 10.1001/jama.2025.7515.
2. Data on file.
3. Meester RGS et al. JNCI J Natl Cancer Inst. 2026;118(1):113-120.
4. Data on file.

Contacts

Media contact:
Ryan Flinn
The Grace Group
ryan@gracegroup.us

Investor contact:
investor-relations@freenome.com

Additional Information about the Proposed Business Combination and Where to Find It

As previously disclosed, Perceptive Capital Solutions Corp. (“PCSC”), Freenome Holdings, Inc. (“Freenome”), StarNet Merger Sub I, Corp., a Delaware corporation and a wholly-owned subsidiary of PCSC, and StarNet Merger Sub II, LLC, a Delaware limited liability company and a wholly-owned subsidiary of PCSC, entered into a definitive business combination agreement, dated as of December 5, 2025 (as it may be further amended, restated, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, the parties thereto will consummate the Business Combination. Upon closing of the transaction, PCSC will be renamed “Freenome, Inc.” (“New Freenome”). The Business Combination will be submitted to shareholders of PCSC for their consideration. PCSC and Freenome jointly filed a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which was declared effective by the SEC on June 17, 2026, and includes a proxy statement/prospectus that is both the proxy statement of PCSC and a prospectus of New Freenome relating to the shares to be issued in connection with the Business Combination (the “Proxy Statement/Prospectus”). The definitive Proxy Statement/Prospectus was mailed to PCSC’s shareholders of record as of June 12, 2026, the record date established for voting on the Business Combination. PCSC, Freenome and/or New Freenome may also file other relevant documents regarding the Business Combination with the SEC.

Before making any voting or investment decision, PCSC shareholders, Freenome stockholders, and other interested persons are urged to read the definitive Proxy Statement/Prospectus and other documents previously filed with the SEC in connection with the Business Combination, because these documents contain important information about PCSC, Freenome, New Freenome and the Business Combination. Shareholders can obtain free copies of the Registration Statement, the definitive Proxy Statement/Prospectus and other documents filed by PCSC with the SEC, without charge, at the SEC’s website located at www.sec.gov, or by directing a written request to Perceptive Capital Solutions Corp, 51 Astor Place, 10th Floor, New York, New York 10003.

Forward-Looking Statements

 This communication includes forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; expectations and timing related to the success, cost and timing of product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of Freenome’s tests and products, the size and growth potential of the markets for Freenome’s tests and products; financing and other business milestones; potential benefits of the proposed Business Combination and other related transactions; and expectations relating to the proposed Business Combination and other related transactions. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Freenome’s and PCSC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of Freenome and PCSC. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed Business Combination and other related transactions; risks related to the approval of Freenome’s products and tests and the timing of expected regulatory and business milestones; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive products and tests; ability to obtain sufficient supply of materials; ability to obtain additional financing; ability to attract and retain qualified personnel; global economic and political conditions; and the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement. Additional risks related to Freenome’s business include, but are not limited to: uncertainty regarding outcomes of Freenome’s product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of Freenome’s tests and products; risks associated with Freenome’s efforts to commercialize its product candidates; Freenome’s ability to maintain its existing agreements with third parties and to negotiate and enter into new definitive agreements on favorable terms, if at all; the impact of competing product candidates on Freenome’s business; intellectual property-related claims; Freenome’s ability to attract and retain qualified personnel; and Freenome’s ability to source the raw materials for its product candidates. Additional risks related to PCSC and Freenome include those factors discussed in the Registration Statement and definitive Proxy Statement/Prospectus and also set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in PCSC’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, PCSC’s Annual Report on Form 10-K for the year ended December 31, 2025, and in those documents that PCSC has filed, or will file, with the SEC.

If any of these risks materialize or PCSC’s or Freenome’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither PCSC nor Freenome presently know or that PCSC and Freenome currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect PCSC’s and Freenome’s expectations, plans, or forecasts of future events and views as of the date of this communication and are qualified in their entirety by reference to the cautionary statements herein. PCSC and Freenome anticipate that subsequent events and developments will cause PCSC’s and Freenome’s assessments to change. These forward-looking statements should not be relied upon as representing PCSC’s and Freenome’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither PCSC, Freenome nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

Participants in the Solicitation

PCSC, Freenome, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies from PCSC’s shareholders with respect to the Business Combination and the other matters set forth in the Registration Statement. Information regarding PCSC’s directors and executive officers, and a description of their interests in PCSC is contained in the definitive Proxy Statement/Prospectus, which was filed with the SEC and may be obtained free of charge at the SEC’s website located at www.sec.gov, or by directing a request to Perceptive Capital Solutions Corp, 51 Astor Place, 10th Floor, New York, New York 10003. Additional information regarding the interests of such participants in the proxy solicitation and a description of their direct and indirect interests, is contained in the definitive Proxy Statement/Prospectus. Shareholders, potential investors and other interested persons should read the definitive Proxy Statement/Prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication shall not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities, in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the proposed business combination or any related transactions, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.